June 30, 2021

Via Edgar

Mr. Jason Drory

Division of Corporation

Office of Life Sciences

U.S. Securities and Exchange Commission

Re: Jin Medical International Ltd.

Draft Registration Statement on Form F-1

Submitted December 28, 2020

CIK No. 0001837821

Dear Mr. Drory:

This letter is in response to the letter dated January 22, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Jin Medical International Ltd. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (the “DRS/A”) is being filed to accompany this letter.

Draft Registration Statement on Form F-1 submitted December 28, 2020

Prospectus Summary

Overview, page 1

1.	Please balance your disclosure where you state that you have relationships with over forty dealers to highlight the fact that approximately 79% of your sales for the six months ended March 31, 2021 were attributable to your top two customers and approximately 82% of your sales for the fiscal year ended September 30, 2019 were attributable to your top three customers.

We revised pages 2, 52 and 86 of the DRS/A to clarify the fact that despite of the number of dealers we work with, approximately 75% and 80% of our total revenues for the fiscal years 2019 and 2020 were attributed to Nissin Medical Industries Co., Ltd (“Nissin”), our largest distributor, and its wholly-owned subsidiary.

2.	We note your disclosure on page 2 that you “own two manufacturing facilities in China.” However, we note your disclosure on page 105 where it appears that you lease one of your two manufacturing facilities. Please correct this inconsistency or otherwise advise.

We revised our disclosure on pages 2, 51 and 100 of the DRS/A to clarify that we own the plant in Changzhou and lease the plant in Taizhou for a 30 year term from 2014 to 2043.

3.	We note your disclosure on page 117 that, “[t]he Company manufactures wheelchairs and wheelchair components as subcontracted by Nissin Medical Industries Co., Ltd. (“Nissin”), which imports and distributes the Company’s products in Japan under Nissin’s brands.” We also note your disclosure here that Nissin is your “largest dealer and sole distributor in Japan.” Please expand your disclosure here and elsewhere in your Business section as appropriate to further clarify your relationship with Nissin, including the fact that your products sold in Japan are sold under Nissin’s brand, or otherwise advise.

We revised our disclosure on pages 2, 52 and 86 of the DRS/A to clarify our relationship with Nissin, including the fact that all our products sold to Nissin were original equipment manufacturer (“OEM”) products that were manufactured according to specifications requested by Nissin and sold to the end-users in Japan under Nissin’s brands.

Corporate Structure, page 5

4.	Identify the natural persons who are the shareholders of the VIE and each subsidiary of the VIE, including but not limited to the Changzhou Zhongjin Shareholders.

We revised our disclosure on page 7 of the DRS/A to identify the natural persons who are the shareholders of the VIE and each subsidiary of the VIE, including but not limited to the Changzhou Zhongjin Shareholders.

5.	Revise your Corporate Structure to identify Zhongjin Jinao, the entity that obtained the 2015 value-added telecommunications business operating license and is in the process of renewing it. Further define Zhongjin Jinao in your definitions section, summary and throughout the disclosure.

The entity that obtained the 2015 value-added telecommunications business operating license is Changzhou Zhongjin Jing’ao Trading Ltd. (“Zhongjin Jing’ao”). We have revised our Corporate Structure by changing “Changzhou Zhongjin JingAo Trading Co., Ltd.” to “Changzhou Zhongjin Jing’ao Trading Ltd.” We have also defined Zhongjin Jing’ao in our definitions section, summary and throughout the disclosure.

6.	Please explain the status of the current business use of the value-added telecommunications business operation license obtained in 2015 by Zhongjin Jinao. Disclose the timing of the company’s plans to “open its own internet platform for selling and promoting products directly to its end-users.” We note that the license expired in June 2020 and the Company is in the process of renewing it.

We revised the discussion on page 99 of the DRS/A to disclose that (1) we renewed the value-added telecommunications business operation license in April 2021; (2) the status of the current business use of the license is still in the planning phase; and (3) the anticipated timing of our plan to open our own internet platform for selling and promoting products directly to our end-users is to start implementing our plan by early 2022.

7.	Please disclose the commercial name of your company as required by Item 4.A.1 of Form 20-F. For example, we note that your logo contains the name Jin Med, your website is www.zhjmedical.com and the legal name of your operating companies contain Zhongjin. Please clarify in your disclosure the name(s) by which your customers recognize you.

We revised our disclosure on page 4 of the DRS/A to clarify that (1) our legal name is Jin Medical International Ltd., (2) we operate our business under the commercial name “Jin Med”, which is included in our logo, and our customers recognize us by Jin Med.

8.	Disclose the business purpose for using the VIE structure for the business entities that do not hold the telecommunications business license, given that your current production and operation do not fall within any items on the Negative List.

We had to use the VIE structure for the business entities that do not hold the telecommunications business license, due to the limitations on the transferring of shares by certain shareholders set forth under the PRC Company Law, the details of which have been added to page 108 of the DRS/A under “PRC Laws and Regulations on Company Limited by Share”.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 6

9.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We respectfully advise the Staff that we do not have written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not copies of the communications were retained.

Risk Factors, page 10

10.	Please update your risk factor disclosure by relocating risks that could apply generally to any company or offering of securities to the end of the risk factor section under the caption “General Risk Factors.” In addition, your risk factor disclosure exceeds 15 pages. Please include summary risk factor disclosure of no more than two pages in the forepart of your registration statement. Refer to Item 105 of Regulation S-K and SEC Release No.33-10825.

We acknowledge the staff’s comment and relocated risks that could apply generally to any company or offering of securities to the end of the risk factor section under the caption “General Risk Factors,” starting on page 41 of the DRS/A. In addition, we have included the summary risk factor disclosure of no more than two pages in the forepart of our registration statement.

Risks Related to Our Business, page 10

11.	Based on your disclosures on page 122, it is not clear that your CEO or CFO has US GAAP accounting experience. Please tell us the background and experience of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations, including education, professional designations such as Certified Public Accountant (U.S.) and professional experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP. If your staff does not have sufficient knowledge of US GAAP and SEC rules and regulations, please provide a risk fact that appropriately addresses the potential implications of this limited knowledge.

We engage a Beijing-based consulting firm, Allbest Advisory Company Limited (“Allbest”), to assist in our financial reporting. Allbest uses the converted consolidated trial balance prepared by our accounting staff under Allbest’s supervising to prepare the consolidated financial statements and accompanying footnotes. Allbest has over 15 years of experience providing accounting, auditing and financial consulting services to public and private companies, and has assisted over 20 China-based companies in preparation of their financial statements in accordance with U.S. GAAP. Allbest’s principals are licensed in the PRC as Certified Public Accountants, have a thorough understanding of the U.S. GAAP and SEC reporting standards, and have ongoing training on current U.S. GAAP and SEC reporting requirements.

However, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or “PCAOB,” and one of the material weaknesses identified was a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. Accordingly, we expanded our risk factor on page 36 of the DRS/A to address the potential implications of this limited knowledge of U.S. GAAP and SEC rules and regulations.

A significant portion of our revenue is concentrated on a few large customers..., page 10

12.	We note that as of March 31, 2020 you only had two large customers that account for most of your revenue whereas in the prior year you had three large customers. Please update your disclosure to include the reason for the loss of customer or otherwise advise. In addition, to the extent that your business is substantially dependent on a contractual agreement with these customers, in your business section please identify the customer, disclose the material terms, and file the agreement as an exhibit to your registration statement. Please refer to Item 4(b) of Form F-1 and 601(b)(10) of Regulation S-K.

We respectfully advise the staff that we did not lose any major customers in the fiscal year 2020 and revised our disclosure on pages 2, 52 and 99 of the DRS/A to clarify that only one customer accounted for more than 10% of the total revenue generated in each of the fiscal years 2020 and 2019. We also revised our disclosure on page 99 of the DRS/A to identify Nissin as our largest customer and disclose the material terms of our contractual agreement with Nissin. We previously filed an English translation of this agreement as Exhibit 10.8 to our DRS dated December 28 2020.

Our expansion into new product categories may expose us to new challenges and more risks. page 15

13.	We note your disclosure elsewhere that you are currently selling your living aids products to a few selected customers to test the markets for these products. In addition, we note your disclosure that you only started selling electric wheelchairs in 2018. Please update your disclosure here to discuss the roll-out of your new electric wheelchairs and living aids products. To the extent there are known material risks or challenges with respect to these products please include disclosure here or otherwise advise.

We acknowledge the Staff’s comment and updated our disclosure in this risk factor on page 16 of the DRS/A to discuss the roll-out of our new products and known challenges with respect to these products.

Risks Related to Our Corporate Structure, page 18

14.	Please consider the addition of risk factor disclosure relating to your VIE structure and the risk incumbent upon the potential misuse or misappropriation of controlling on tangible assets, including chops and seals. Refer to CF Disclosure Guidance: Topic No. 10 for additional guidance.

We acknowledge the Staff’s comment and revised our disclosure on page 22 of the DRS/A to add a risk factor relating to the risk incumbent upon the potential misuse or misappropriation of controlling on tangible assets, including chops and seals and our VIE structure.

Risks Related to Doing Business in China, page 22

15.	Please consider the addition of risk factor disclosure relating to your VIE structure and the risk in China, including disclosure on (i) how intellectual property rights and protections may be insufficient for your material intellectual property in China and (ii) how the increased global focus on environmental and social issues and China’s potential adoption of more stringent standards in these areas may adversely impact your operations. Refer to CF Disclosure Guidance: Topic No. 10 for additional guidance.

We acknowledge the Staff’s comment and (i) added a risk factor on page 34 of the DRS/A to disclose how intellectual property rights and protections may be insufficient for our material intellectual property in China, and (ii) expanded our risk factor on page 28 of the DRS/A to disclose how the increased global focus on environmental and social issues and China’s potential adoption of more stringent standards in these areas may adversely impact our operations .

We may be subject to penalties if we are not in compliance with the PRC’s regulations relating to employee’s social insurance and housing..., page 32

16.	We note your disclosure that the company has not paid in full the housing funds required for all of its employees. Please revise to quantify the shortage of contributions to the housing funds and the sources of funds that will be used to make such contributions.

We revised the disclosure in this risk factor on page 33 of the DRS/A to quantify the shortage of contributions to the housing funds as approximately RMB862,299, RMB1,001,833, and RMB1,293,116 for the fiscal years 2020, 2019, and 2018, respectively. We have also revised our disclosure to identify the personal funds of Mr. Erqi Wang, our controlling shareholder and CEO, as the sources of funds that will be used to make such contributions.

Disclosure Regarding Forward-Looking Statements, page 43

17.	You caution investors not to place “undue reliance” on forward-looking statements based on statistical data obtained from government publications. Please note that you are responsible for the entire content of the registration statement and you may not use language that could be interpreted as a disclaimer of the information contained in the filing. Please revise your disclosure accordingly.

We acknowledge the Staff’s comment and revised our disclosure on page 45 of the DRS/A by deleting “[y]ou should not place undue reliance on these forward-looking statements”.

Use of Proceeds, page 45

18.	On page 95, we note your disclosure that you plan to build your “own online platform to directly promote and sell [y]our products to end users globally.” If a principal intended use of proceeds from this offering will be to develop your online platform, please expand your disclosure in this section as appropriate or otherwise advise.

We acknowledge the Staff’s comment and expanded our disclosure on page 47 of the DRS/A to add developing our online platform to the intended use of proceeds from this offering. We added “including approximately 3 to 5% for the development, operations, and marketing of our online platform” after “approximately 15% for promotion and marketing activities”.

Capitalization, page 47

19.	It appears you have only considered your equity in the determination of your capitalization. Please note, your total capitalization table should also include your short and long term debt balances. Please modify your presentation accordingly and refer to Item 3.B of Form 20-F for guidance.

We acknowledge the Staff’s comment and revised our disclosure on page 49 of the DRS/A to include short term debt balances in our total capitalization table. We did not include long term debt balances in the capitalization table because we did not incur any long term debt balances as of March 31, 2021.

COVID-19 Impact, page 52

20.	Given the amount of time that has passed since the initial COVID-19 outbreak in December 2019, please update your disclosure to discuss the specific impact observed in fiscal year end 2020, including the material operational challenges that your company may have faced. For example, we note your disclosure that your revenue decreased by approximately $3.7 million during the fiscal year 2020. However, please include a discussion of the COVID-19 impact for the fiscal year 2020 for your other material key performance indicators. In addition, please tell us what consideration you gave to your operations and relevant metrics resulting from the COVID-19 pandemic. Refer to CF Disclosure Guidance: Topic No. 9 and 9A for additional guidance.

We acknowledge the Staff’s comment and revised our disclosure on pages 54 and 55 of the DRS/A to (1) discuss the specific impact observed in fiscal years 2021 and 2020, including the material operational challenges that we have faced, (2) include a discussion of the COVID-19 impact for the fiscal years 2021 and 2020 for our material key performance indicators, and (3) add a description of the consideration we gave to our operations and relevant metrics resulting from the COVID-19 pandemic.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 65

21.	We note your disclosures in your financial statements and elsewhere that the majority of your revenue and expense transactions are denominated in RMB and a significant portion of your assets and liabilities are denominated in RMB. In light of the fact that the RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions, please expand your disclosures to indicate how earnings and cash are transferred from your PRC subsidiary and VIE to your entities outside the PRC and, conversely, how cash is transferred to your PRC subsidiary and VIE. Please also disclose restrictions that impact the ability to transfer cash within your corporate structure. Finally, please disclose the amount of cash denominated in RMB.

We acknowledge the Staff’s comment and expanded our disclosure on page 62 of the DRS/A to (1) indicate how earnings and cash are transferred from our PRC subsidiary and VIE to our entities outside the PRC and, conversely, how cash is transferred to our PRC subsidiary and VIE, (2) disclose restrictions that impact our ability to transfer cash within our corporate structure, and (3) disclose the amount of cash denominated in RMB.

22.	Your accounts receivable as of September 30, 2019 and March 30, 2020 appear to have increased at a greater rate than your revenues. In this regard, and based on our calculations, your days sales outstanding has increased from 114 days at September 30, 2019 to 179 days at March 30, 2020.Please explain the reason(s) for this apparent deterioration in days sales outstanding. If this is a trend that continued through September 30, 2020, please expand your disclosures to provide the following:

●	Disclose your Days Sales Outstanding as your latest balance sheet presented and provide an explanation for increases as compared to prior periods;
●	Disclose information regarding the aging of your receivable balances and provide explanations for changes as compared to prior periods;

●	Clarify the typical payment terms of your sales to customers and whether you have provided any extended payment terms;
●	Disclose more specifically how you determined the allowance for doubtful accounts and how you took into account the above factors; and
●	Address the implications of increasing days sales outstanding on your results of operations, financial position and liquidity.

Refer to Section IV.B.1 of SEC Release No. 33-8350.

We acknowledge Staff’s comment and revised our disclosure on page 62 accordingly.

Business, page 88

23.	We note your disclosure that your success “depends heavily on offering innovative wheelchair products” and “[y]our R&D department continuously delivers innovative designs that are both lightweight and ergonomic.” Please expand your disclosure to describe how your products and services are “innovative” and designed to achieve “high customer satisfaction.”

We acknowledge the Staff’s comment and expanded our disclosure on page 101 of the DRS/A to describe how our products are “innovative” and designed to achieve “high customer satisfaction.”

Contractual Arrangements among WFOE, Changzhou Zhongjin and Changzhou Zhongjin’s Shareholders, page 91

24.	Please include a discussion of the Spousal Consents and parties thereto.

We revised the disclosure on page 91 of the DRS/A to include a discussion of the Spousal Consent and parties thereto.

High Quality Products that Focus on Customer Needs, page 94

25.	Please substantiate your claim that you have “high quality products” that are the “highest quality for the costs” or elsewhere in the draft registration statement where you state your products are “first-class.” Alternatively, please revise your disclosure.

We acknowledge the Staff’s comment and revised our disclosure by changing “high quality products” to “quality products” throughout the DRS/A and by changing “highest quality for the costs” to “strictly satisfy the target and performance thresholds of quality measures” on page 92 of the DRS/A.

Increase Our Production Capability to Increase Sales, page 96

26.	We note your disclosure here that you “believe it is essential to expand and update [y]our production facilities, and increase [y]our production capability in order to keep up with the customer demand and sales.” However, we note your disclosure that your “facilities are suitable and adequate for [y]our operations and adequately maintained.” Please correct for this apparent inconsistency or otherwise advise. In addition, please describe in greater detail the steps you plan to take to expand and update your production facilities.

We revised our disclosure on page 94 of the DRS/A by deleting “believe it is essential to expand and update our production facilities, and increase our production capability in order to keep up with the customer demand and sales” and clarifying that our production facilities are suitable and adequate for our operations and adequately maintained. We also respectfully advise the Staff that we currently do not have detailed plans to expand or update our production facilities.

Research and Development, page 102

27.	We note your disclosure here that your “R&D department is led by our CEO, Dr. Erqi Wang, with a team of than 30 employee.” However, we note your disclosure elsewhere that your R&D team consists of 39 employees on pages 2, 39, 94 and 105. Please correct this apparent inconsistency or otherwise advise.

We acknowledge the Staff’s comment and revised our disclosure on pages 2, 52, 92, 100 and 103 of the DRS/A to update the number of our R&D employees to 58.

Competition, page 103

28.	We note your disclosure on page 103 that you “focus on product innovation, operational improvement, and brand building has strengthened [y]our market position in Japan while driving rapid growth and expanding margins in the past two years.” However, we note your disclosure on page 97 that your revenues in Japan have decreased from $16,370,440 in 2018 to $14,816,995 in 2019. In addition, it appears that that your reported revenue for the first half 2020 has decreased to $4,924,134. Similarly, we note your disclosure of lower gross margins on page 57. Please revise this statement on page 103 or otherwise advise.

We acknowledge the Staff’s comment and revised our disclosure by deleting “[f]urther, under our current leadership, our focus on product innovation, operational improvement, and brand building has strengthened our market position in Japan while driving rapid growth and expanding margins in the past two years.”.

Employees, page 105

29.	We note your total number of employees decreased from 341 employees to 251 employees as of November 30, 2020. Please include narrative disclosure describing the reason for the material decrease in your headcount or otherwise advise.

We acknowledge the Staff’s comment and revised our disclosure on page 103 of the DRS/A to include a narrative describing the reasons for the decrease in our headcount.

Properties and Facilities, page 105

30.	Please file your lease agreement for your manufacturing properties described on page 105 or advise. Refer to Item 8 of Form F-1. In addition, we note your lease for your staff dormitory in Changzhou City was set to expire December 31, 2020. Please update the disclosure relating to this expired lease agreement of this section or otherwise advise.

We acknowledge the Staff’s comment and filed an English translation of the lease agreement for our manufacturing property located in Taizhou City, Jiangsu Province, China as Exhibit 10.9 to the DRS/A. We also updated the expiration date of the lease agreement from December 31, 2020 to December 31, 2021 on page 103 of the DRS/A.

Regulations, page 106

31.	We note your disclosure that you “plan to further expand [y]our business in foreign markets beyond Japan and China.” Please include a discussion of the regulatory environment for any foreign market you deem to be material or otherwise advise.

We respectfully advise the Staff that, other than Japan, there are no foreign markets that we deem to be material to our current operations. For the fiscal years 2020 and 2019, the only foreign market that accounted for more than 10% of our total revenue was Japan. A discussion of the regulatory environment for Japan is included in the DRS/A.

Executive Compensation, page 125

32.	We note that Ziqiang Wang has served as the CFO of Changzhou Zhongjin, your VIE, since 2008. Please disclose the compensation for Mr. Wang for the last full financial year or otherwise advise. Refer to Item 6.B of Form 20-F.

We acknowledge the Staff’s comment and revised the disclosure on page 123 of the DRS/A to include the compensation for Mr. Wang for the last full financial year.

Taxation, page 150

33.	It appears that you do not intend to file a tax opinion with respect to Cayman Islands Taxation and United States Federal Income Taxation. Considering the complexity and uncertainty of your disclosures related to foreign tax credits and your status as a Passive Foreign Investment Company, please tell us why you do not think one is needed. Alternatively, please file opinions that address Cayman Islands and U.S. tax matters. See Item 601 of Regulation S-K, and Section III.A. of Staff Legal Bulletin No. 19.

We acknowledge the Staff’s comment and intend to file a tax opinion related to United States Federal Income Taxation as Exhibit 8.2 to the DRS/A. We respectfully advise the Staff that Exhibit 5.1 to the DRS/A serves as a short-form taxation opinion with respect to Cayman Islands Taxation.

Note 2 -- Summary of Significant Accounting Policies Warranties, page F-12

34.	You provide a risk factor on page 16 that your actual warranty costs may exceed your reserve, resulting in current period expenses and a need to increase your reserve for warranty costs. On page 102 you disclose that you offer a 10 year, one year and six month warranty related to your wheelchairs. If material, please revise to provide a tabular reconciliation of your warranty liability. Refer to ASC 460-10-50-8(c) for guidance.

We respectfully advise the Staff that the warranty costs incurred for each of the fiscal years 2020 and 2019 was $nil, so there is no need to have a tabular reconciliation of our warranty liability. We revised our risk factor titled “Our business may be adversely impacted by product defects” on page 17 of the DRS/A accordingly. However, if our warranty costs increase in the future, we will update our disclosure in accordance with the financial reporting rules.

Employee Benefit Expenses, page F-19

35.	You indicate in your risk factor on page 32 that Changzhou Zhongjin has been “making social security premium at the lowest wages level possible for some of its employees, who actually make higher wages.” Please quantify this deficiency and indicate whether or not you have accrued for this expense using appropriate rates. If you have note accrued for this expense using appropriate rates, please explain how your expense recognition complies with GAAP. Please expand your disclosures to discuss this apparent deficiency and quantify any potential late payments.

We respectfully advise the Staff that as of the date of this response, we have not received any notice or announcement from relevant government authorities indicating that our practice relating to employees’ social security premium is in violation of existing applicable laws and regulations. Furthermore, Mr. Erqi Wang, our controlling shareholder and chief executive officer, through a guarantee letter dated March 9, 2021, promised to unconditionally, irrevocably and personally bear any and all of the economic losses and expenses we would incur if our practice were determined to be in violation of applicable laws and regulations by relevant government authorities in the future. Therefore, we have not made any accrual for the balance of additional social security premium funds to be contributed based on the actual wage level, rather than the lowest wage level, for some of our employees. Please see our revised disclosure on page 33 of the DRS/A including the amount of additional contributions based on actual wages for some of the employees.

36.	You also indicate in your risk factor on page 32 that you did not fully deposit some of your employees’ housing funds. Please quantify such amounts and clarify whether or not your financial statements reflect the recognition of these expenses. If not, please explain the appropriateness of your accounting.

We respectfully advise the Staff that as of the date of this response, we have not received any notice or announcement from relevant government authorities indicating that our practice relating to employees’ housing funds is in violation of existing applicable laws and regulations. Furthermore, Mr. Erqi Wang, our controlling shareholder and chief executive officer, through a guarantee letter dated March 9, 2021, promised to unconditionally, irrevocably and personally bear any and all of the economic losses and expenses we would incur if our practice were determined to be in violation of applicable laws and regulations by relevant government authorities in the future. Therefore, we have not made any accrual for the balance of additional housing funds to be deposited based on the actual wage level, rather than the lowest wage level, for some of our employees. Please see our revised disclosure on page 33 of the DRS/A including the amount of additional deposits based on actual wages for some of the employees.

General

37.	We note your disclosure that an underwriter will participate in the offering. Please name the underwriter in the next amendment to the draft registration statement.

We acknowledge the Staff’s comment and named Prime Number Capital, LLC as the underwriter in the DRS/A.

38.	Please clarify whether your named auditor has been your auditor for the preceding three years. If this is not the case, please provide the information called for by Item 1.C. of Form 20-F.

We acknowledge the Staff’s comment and confirm that Friedman LLP has been our auditor for the preceding three years.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC